UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 15, 2004

_____

EOG RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay **Suite 4200** **Houston, Texas** (Address of principal executive offices)	**77002** (Zip code)

713/651-7000

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 8.01 Other Events.

Redemption of Shares of Preferred Stock

In accordance with notice delivered to holders on November 1, 2004, EOG redeemed all 500 outstanding shares of its Flexible Money Market Cumulative Preferred Stock, Series D (CUSIP NUMBER 26875P 70 5) (the Securities) on December 15, 2004, at a redemption price equal to $100,000.00 per share, together with any accumulated and unpaid dividends through the redemption date. The redemption was made pursuant to Section 5(a)(i) of the Certificate of Designations, Preferences and Rights of the Securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: December 15, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                       Timothy K. Driggers
                                       Vice President and Chief Accounting Officer
                                       (Principal Accounting Officer)